FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the
Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

DIVIDEND PAYMENT

Banco Santander-Chile in its annual Ordinary Shareholders’ Meeting held on April 24, 2007, approved a dividend of Ch$0.98504643 per share. This dividend was paid to shareholders beginning on April 26, 2007 at the Bank’s headquarters located at Bandera 140, Santiago and the Bank’s branch offices throughout Chile. All shareholders included in the Shareholders’ Registrar on April 20 have the right to receive this dividend.

THE CHIEF EXECUTIVE OFFICER

SIGNIFICANT EVENT

As disclosed in Articles 9 and 10 of Law 18,045 and Article 44 of the General Banking Law, Banco Santander - Chile informs that in the Ordinary Shareholders’ Meeting held on April 24, 2007 shareholders approved the designation of Mr. Juan Manuel Hoyos Martínez de Irujo as a Board member of the Bank. He had been designated as a Board member by the Board on the same date.

The Board of Banco Santander Chile is now comprised of the following persons:

Mauricio Larraín Garcés	Chairman of the Board

Marcial Portela Alvarez	First Vice-Chairman

Benigno Rodríguez Rodríguez	Second Vice-Chairman

Víctor Arbulú Crousillat

Claudia Bobadilla Ferrer

Marco Colodro Hadjes

Juan Manuel Hoyos Martínez de Irujo

Roberto Méndez Torres

Carlos Olivos Marchant

Lucía Santa Cruz Sutil

Roberto Zahler Mayanz

Alternate Directors:

Raimundo Monge Zegers

Jesús María Zabalza Lotina

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: May 11, 2007	By:	/s/ Gonzalo Romero
Name: Gonzalo Romero
Title: General Counsel